Mail Stop 4561

April 25, 2008

Mr. Paul F. Norris
Executive Vice President, Interim Chief Financial
Officer and General Counsel
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

      Re: Sonic Solutions
              Form 10-K for Fiscal Year Ended March 31, 2007
              Filed February 26, 2008
              Form 10-K for Fiscal Year Ended March 31, 2006
              Filed June 14, 2006
              File No. 000-23190

Dear Mr. Norris:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Mark Kronforst
              Accounting Branch Chief